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                                                           Filed by Inco Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Falconbridge Limited
                                                     Commission File No. 1-11284
                                         Inco Limited Commission File No. 1-1143




                                INCO NEWS RELEASE


                     INCO ANNOUNCES FURTHER EXTENSION OF ITS
                         OFFER FOR FALCONBRIDGE LIMITED

                              ---------------------

                    PROVIDES UPDATE ON REGULATORY CLEARANCES
                       REQUIRED TO PROCEED WITH ITS OFFER

                              ---------------------

                    WEBCAST OF CONFERENCE CALL ON THIS UPDATE
                  TO BE HELD TODAY AT 8:30 A.M. (TORONTO TIME)


Toronto, February 21, 2006 -- Inco Limited (TSX, NYSE:N) announced today that, based upon the results of recent discussions with competition authorities in the United States and Europe, it plans to extend the date that its offer to acquire all of the common shares of Falconbridge Limited (TSX:FAL.LV, NYSE:FAL) will remain open for acceptance from February 28, 2006 to June 30, 2006. This extension is intended to provide additional time for the competition authorities to complete their review of the pending transaction.

Inco intends to mail a formal notice of extension to Falconbridge common shareholders by late February 2006. Receipt of required regulatory clearances is one of the remaining conditions of Inco's offer to be met in order to enable Inco to be in a position to take up and pay for Falconbridge common shares tendered.

Inco and Falconbridge have supplied information and data in response to requests from the U.S. Department of Justice (DOJ) and competition authorities in Europe to enable these authorities to be in a position to determine whether they see any competition concerns associated with this transaction and, if they did, whether a remedy would be

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required to gain their clearance. Inco and Falconbridge understand and appreciate the time and effort that these authorities have devoted to their required review processes.

The DOJ has indicated to the companies that it is still in the process of determining whether the pending transaction can be cleared without the need for any remedy. Inco and Falconbridge are also continuing to work with the DOJ on a potential remedy that Inco had indicated in October 2005 it was prepared to accept if the DOJ ultimately were to determine that such a remedy were required in order to resolve any of its competition concerns. It is currently projected that the DOJ will advise Inco and Falconbridge on its conclusions with respect to these two areas sometime in the next two months. Meetings have also been held with the European Commission (Commission) team reviewing the transaction. The Commission is expected to advise Inco by February 24, 2006 whether it will clear the transaction or have this transaction proceed to a second phase review under the applicable rules and regulations for this phase. If the Commission were to move into a second phase review, this phase would involve the continuation of the Commission's review for a period of up to 90 business days. During that period, Inco would continue to work with the Commission in its evaluation of the transaction. In the event that the Commission were to conclude in this second phase that it has any competition concerns, Inco would intend to work with the Commission to determine what remedy would be required to address such concerns and clear the transaction either before or by the end of this phase.

Inco has agreed with Falconbridge that, pursuant to an amendment to the October 10, 2005 support agreement entered into covering the pending acquisition, Inco will extend its offer through one or more additional extensions to early August 2006 if the regulatory clearance condition of Inco's offer referred to above is not met by the time currently provided for under this agreement. Falconbridge has agreed that any such extended expiry date of Inco's offer can be accelerated in the event that regulatory clearances are obtained earlier.


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Inco and Falconbridge continue to believe that, given the operation of the market dynamics themselves, there are no significant competitive issues and the transaction should proceed without a remedy. If, however, the DOJ and the Commission, in reaching their final conclusions on this transaction, ultimately decide that there are competitive issues, Inco and Falconbridge believe that any unresolved concerns can be addressed by a mutually acceptable remedy that would be worked out with these authorities.

"The combination of Inco and Falconbridge continues to represent a great transaction for Inco and Falconbridge shareholders," said Scott Hand, Chairman and CEO of Inco. "Our two companies remain fully committed to this deal."


Webcast Information on Conference Call

We will webcast, on a live, listen only basis, a conference call covering this announcement. This webcast will be made available through a separate third party webcasting service, Canada NewsWire Ltd. The conference call is expected to begin at 8:30 a.m. (Toronto time) today.

Any person having a computer and Internet access who is interested in listening to the conference call can access this webcast by visiting Canada NewsWire's website, www.newswire.ca/webcast. For any questions on whether your computer system meets the minimum requirements to listen to this call or if any person listening experiences any problems, Canada NewsWire provides a "Webcast Help" page which can be accessed at their website, www.newswire.ca/webcast. Canada NewsWire's helpdesk is also available to answer any questions or to assist with any problems and can be reached at webcast@newswire.ca.

The remarks to be delivered can be accessed and will be available for online viewing by persons with a computer and Internet connection through www.newswire.ca/webcast by clicking on the event title or listen link or through Inco's website, www.inco.com, by


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clicking on the "Latest Presentation" link on the homepage and then referencing the heading "February 21, 2006 Conference Call".

It is currently expected that the scheduled speaker for the Company on the conference call will be Scott Hand, Chairman and CEO of Inco. Derek Pannell, CEO of Falconbridge, will also be available for the question and answer session to follow the formal comments. The conference call may, but not necessarily will, include forward-looking statements.

The archival webcast of the conference call will be available through www.newswire.ca/webcast beginning one hour after the end of the call. Canada NewsWire makes such archivals available for a period of 90 days. To access the archival webcast through your computer, please use www.newswire.ca/webcast. Computer systems must also meet certain minimum requirements in order to access the archival webcast. A recording of the conference call will also be available in North America through 11:59 p.m. (Toronto time) on March 7, 2006 and can be listened to in North America by dialing 1-800-558-5253 (if calling from outside North America, please dial (416) 626-4100), and entering the reservation number 21284251.


Cautionary Statement Regarding Forward-Looking Statements

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING INCO'S OFFER TO PURCHASE ALL OF THE COMMON SHARES OF FALCONBRIDGE LIMITED, INCLUDING STATEMENTS REGARDING THE ANTICIPATED TIMING OF ACHIEVEMENT OF MILESTONES IN THE REGULATORY CLEARANCE PROCESS. ACTUAL RESULTS AND DEVELOPMENTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THESE STATEMENTS DEPENDING ON, AMONG OTHERS, THE RISKS THAT INCO WILL NOT BE ABLE TO OBTAIN THE REQUIRED APPROVALS OR CLEARANCES FROM REGULATORY AND OTHER AGENCIES AND BODIES ON A TIMELY BASIS, OR DIVESTITURES OR OTHER REMEDIES REQUIRED BY REGULATORY AGENCIES MAY NOT BE ACCEPTABLE OR MAY NOT BE COMPLETED IN A TIMELY MANNER, AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN INCO'S AND FALCONBRIDGE'S REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE FORWARD-LOOKING


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STATEMENTS INCLUDED IN THIS RELEASE REPRESENT INCO'S VIEWS AS OF THE DATE OF
THIS RELEASE. WHILE INCO ANTICIPATES THAT SUBSEQUENT EVENTS AND DEVELOPMENTS MAY CAUSE ITS VIEWS TO CHANGE, IT SPECIFICALLY DISCLAIMS ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD NOT BE RELIED UPON AS REPRESENTING ITS VIEWS AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS RELEASE. READERS ARE ALSO URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES IN INCO'S VARIOUS SEC FILINGS, INCLUDING, BUT NOT LIMITED TO, INCO'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004, AND INCO'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERLY PERIODS ENDED MARCH 31, 2005, JUNE 30, 2005 AND SEPTEMBER 30, 2005.


Important Legal Information

This release may be deemed to be solicitation material in respect of Inco's pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and an amendment thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and will be filing an additional amendment to the registration statement on Form F-8.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.


February 21, 2006
IN ____

For further information:

       Media Relations:               Steve Mitchell  (416) 361-7950
       Investor Relations:            Sandra Scott    (416) 361-7758

or  www.inco.com